August 23, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Christine Davis, Assistant Chief Accountant Melissa Kindelan, Staff Accountant

Re:	BMC Software, Inc. Form 10-K for Fiscal Year Ended March 31, 2011 Filed May 6, 2011 File No. 001-16393
Ladies and Gentlemen:
With reference to comment No. 2 included in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated July 7, 2011 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2011, our response thereon dated July 21, 2011 and our subsequent conversations with the Staff, set forth below is the proposed content of our financial statement contingencies footnote, in its entirety, as revised to reflect changes as discussed with the Staff. We will plan to include this content on a prospective basis beginning with the filing of our Form 10-Q for our fiscal quarter ending September 30, 2011, subject to revision for changes in circumstances relating to contingency matters.
The Company also reaffirms the acknowledgments to the Staff as originally provided in our response letter dated July 21, 2011.
If you have any further questions or comments, please call me at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel and Assistant Secretary, at 713-918-3559.
Sincerely,
/s/ T. Cory Bleuer
T. Cory Bleuer
Vice President, Controller and Chief Accounting Officer

Revised Contingency Footnote Language
Contingencies
In December 2010, a lawsuit was filed against a number of software companies, including us, by Uniloc USA, Inc. and Uniloc Singapore Private Limited in the United States District Court for the Eastern District of Texas, Tyler Division. The complaint seeks monetary damages in unspecified amounts and permanent injunction based upon claims for alleged patent infringement. We intend to vigorously defend this matter which is in the early stages of discovery and involves a number of parties. While we believe the likelihood of a material adverse effect on our financial statements resulting from this claim is remote, due to the inherent unpredictability of patent and intellectual property litigation we cannot predict the timing or ultimate outcome, nor estimate a more specific range of loss, if any, for this matter.
We are party to various labor claims brought by certain former international employees alleging that amounts are due to such employees for unpaid commissions and other compensation. The claims are in various stages and are not expected to be fully resolved in the near future; however, we intend to vigorously contest all of the claims. Taking into account accruals recorded by us, we believe the likelihood of a material adverse effect on our financial statements resulting from these claims is remote. However, we cannot predict the timing or ultimate outcome of these matters.
We are currently litigating a matter in Brazilian courts as to whether a tax applies to the remittance of software payments from our Brazilian operations. In February 2007, a law was enacted that clarified that this particular tax did not apply to the remittance of software payments, retroactive to January 1, 2006. We continue to pursue a favorable resolution on this matter for years prior to January 1, 2006. While we believe we will ultimately prevail based on the merits of our position, if we do not, we could incur a charge of up to approximately $14 million; however, we cannot predict the timing or ultimate outcome of this matter.
We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Taking into account accruals recorded by us, we believe the likelihood of a material adverse effect on our financial statements resulting from any of these matters is remote.